Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
March 28, 2011
NEWS RELEASE

HELIX BIOPHARMA ANNOUNCES $3.9 MILLION PRIVATE PLACEMENT

AURORA, Ontario, MARCH 28, 2011 Helix BioPharma Corp. (“Helix” or the “Company”) (TSX, NYSE Amex, FSE: “HBP”), a developer of biopharmaceutical drug candidates for the prevention and treatment of cancer, today announced that it has received subscriptions for the purchase, by way of private placement, of 1,652,719 units of the Company at $2.39 per unit.

Each unit consists of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share of the Company at a price of $3.35 for up to five years after the closing date of the private placement. Net proceeds after expenses are expected to be approximately $3.9 million and will be used for working capital, primarily to support the Company’s drug development programs. The transaction is closing later today.

Jack Kay, a director of the Company, and his wife are acquiring 209,205 units and a related party, the Kay Family Charitable Foundation (the “Foundation), of which Mr. Kay is a trustee, is acquiring an additional 209,205 units.

As a result of these acquisitions and after closing of the private placement, Mr. Kay’s holdings in Helix, including those of his wife and the Foundation, will comprise 875,110 common shares, or 1.32% of the common shares then outstanding, warrants to purchase up to 418,410 common shares and stock options to purchase up to 205,000 common shares. After giving effect to closing of the private placement and the exercise of Mr. Kay’s warrants and stock options, Mr. Kay’s holdings would be 1,498,520 common shares or 2.24% of the Company’s common shares then outstanding.

The Company is filing its material change report in respect of this financing less than 21 days before the closing of the private placement because the details of the private placement and the participation therein by Mr. Kay were not settled until shortly prior to closing, and the Company wished to close the private placement on an expedited basis for sound business reasons.

The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any state of the United States, and may not be offered or sold in the United States or to a U.S. person absent registration or an applicable exemption from registration requirements. The distribution of the securities offered is exempted from provincial securities laws in Canada.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha- 2b and its novel L-DOS47 new drug candidate. Helix is listed on the Toronto Stock Exchange and the NYSE Amex under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

Investor Relations:	Media Relations:
Stanley Wunderlich	Richard Stern
Consulting for Strategic Growth 1 Ltd.	Stern & Co.
Tel: 800-625-2236 ext. 7770	Tel: 212 888-0044
Email: swunderlich@cfsg1.com	Email: richstern@sternco.com
Web Site: www.cfsg1.com	Web Site: www.sternco.com

Women’s Health Advocacy Relations:
Jennifer Zimmons
Cooper Global Communications
Tel: 212 317-1400
Email: jzimmons@cgc-us.com
Web Site: www.cooperglobalcommunications.com

This News Release contains certain forward-looking statements and information regarding Helix BioPharma Corp. (“Helix” or the “Company”), its proposed use of proceeds of the private placement and its development activities. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, assumptions regarding the use of proceeds, the safety and efficacy of Helix’s drug candidates; the timely receipt of necessary regulatory approvals and appropriate financing; and that the Company’s drug candidates will ultimately be successfully developed and commercialized. Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, that the Company’s assumptions may prove to be incorrect; the Company’s continuing need for additional capital and for substantial funding beyond its current resources, which are not assured; the need for regulatory approvals, including marketing authorizations, which are not assured; the Company’s dependence on performance by its third party providers of intellectual property, services and supplies; product liability and insurance risks; risks and uncertainties related to research and development, including clinical trial and manufacturing risks; intellectual property risks; uncertainties related to economic conditions; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed and commercialized; exchange rate risk; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations change, except as required by securities law.

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